Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

            Attention Business Editors:
            OPTI Canada Announces Closing of Previously Announced Financing, Foreign
            Exchange Hedge Update and New Corporate Presentation

            TSX: OPC

            CALGARY, Nov. 20 /CNW/ - OPTI Canada Inc ("OPTI" or the "Company")
announced today that it has completed the issuance of US$425 million face value of 9.0% First Lien Senior Secured Notes due December 15, 2012 (the
"Notes") at a price of 97.0%, resulting in a yield to maturity of approximately 10.2%.
            Using the November 20, 2009, Bank of Canada noon exchange rate of
US$0.935 equals C$1.00, the net proceeds to OPTI from the sale of the Notes will be approximately C$428 million, after deducting certain fees and expenses related to the transaction. The purpose of the private offering is to establish sufficient liquidity through the ramp-up period of the Long Lake
Project and flexibility for the company to proceed with its previously announced review of strategic alternatives. A portion of the net proceeds have been used to repay OPTI's existing revolving credit facility. The remainder of the proceeds will be used to fund the Long Lake Project and for general corporate purposes.
            The Note issuance was led by Credit Suisse Securities (USA) LLC as Sole
Book-Running Manager, TD Securities (USA) LLC and Scotia Capital (USA) Inc. as
joint lead managers, and RBC Capital Markets Corporation and HSBC Securities
(USA) Inc. as co-managers.
            OPTI also announced that it has completed the previously disclosed amendments with respect to its revolving credit facility. The amended facility is now $190 million and no longer contains the financial covenant based upon a ratio of indebtedness to earnings before interest, tax, depreciation and amortization (EBITDA).

            Foreign Exchange Hedge Update

            OPTI currently has US$875 million of foreign exchange forwards as protection against a decline in the value of the Canadian dollar on a portion of its U.S. dollar-denominated debt. In conjunction with the proposed financing plan, OPTI has completed the extension of notional US$545 million of its foreign exchange forwards to December 31, 2010 at a rate of approximately
CDN$1.18 to US$1.00. OPTI's remaining US$330 million forwards have a current settlement date of April 2010 and a rate of approximately CDN$1.17 to US$1.00, although these may be extended by the Company at a later date.

            New Corporate Presentation

            OPTI has updated its corporate presentation, a copy of which is available on its website at www.opticanada.com. The presentation contains certain operational and financial updates including information regarding tax loss pools.

            ABOUT OPTI

            OPTI Canada Inc. is a Calgary, Alberta-based company focused on developing major oil sands projects in Canada using our proprietary
OrCrude(TM) process. Our first project, Phase 1 of Long Lake, consists of
72,000 barrels per day of SAGD (steam assisted gravity drainage) oil production integrated with an upgrading facility. The upgrader uses the
OrCrude(TM) process combined with commercially available hydrocracking and gasification. Through gasification, this configuration substantially reduces the exposure to and the need to purchase natural gas. On a 100 percent basis, the Project is expected to produce 58,500 bbl/d of products, primarily 39 degree API Premium Sweet Crude with low sulphur content, making it a highly desirable refinery feedstock. Due to its premium characteristics, we expect
PSC(TM) to sell at a price similar to West Texas Intermediate (WTI) crude oil.
The Long Lake Project is being operated in a joint venture with Nexen Inc.
OPTI holds a 35 percent working interest in the joint venture. OPTI's common shares trade on the Toronto Stock Exchange under the symbol OPC.
            Additional information regarding the Long Lake Project is available at
http://www.longlake.ca.
            This press release is not an offer of securities for sale in the United
States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from OPTI and that will contain detailed information about OPTI and management, as well as financial statements.

            FORWARD LOOKING STATEMENTS

            Certain statements contained herein are forward-looking statements, including statements relating to: the use of proceeds received from the offering; OPTI's operations; anticipated financial performance; business prospects, expansion plans and strategies; OPTI's plans and expectations concerning the use and performance of the OrCrude(TM) process and other related technologies; the cost, development and operation of the Long Lake
Project and OPTI's relationship with Nexen Inc. Forward-looking information typically contains statements with words such as "anticipate," "estimate,"
"expect," "potential," "could" or similar words suggesting future outcomes.
Readers are cautioned not to place undue reliance on forward-looking information because it is possible that expectations, predictions, forecasts, projections and other forms of forward-looking information will not be achieved by OPTI. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties. A change in any one of these factors could cause actual events or results to differ materially from those projected in the forward-looking information. Although OPTI believes that the expectations reflected in such forward-looking statements are reasonable, OPTI can give no assurance that such expectations will prove to be correct.
Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by OPTI and described in the forward-looking statements or information. The forward-looking statements are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified herein, we have made assumptions regarding, among other things: market costs and other variables affecting operating costs of the Project; the ability of the Long
Lake joint venture partners to obtain equipment, services and supplies, including labour, in a timely and cost-effective manner; the availability and costs of financing; oil prices and market price for the PSC(TM) output of the
OrCrude(TM) Upgrader; foreign currency exchange rates and hedging risks;
government regulations and royalty regimes; the degree of risk that governmental approvals may be delayed or withheld; other risks and uncertainties described elsewhere in this document or in OPTI's other filings with Canadian securities authorities.
            Readers should be aware that the list of factors, risks and uncertainties set forth above are not exhaustive. Readers should refer to OPTI's current
Annual Information Form, which is available at www.sedar.com, for a detailed discussion of these factors, risks and uncertainties. The forward-looking statements or information contained in this news release are made as of the date hereof and OPTI undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable laws or regulatory policies.

            %CIK: 0001177446

            /For further information: OPTI Canada Inc., (403) 249-9425/
            (OPC.)

CO:  OPTI Canada Inc.

CNW 17:51e 20-NOV-09